SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and notice of Termination of Registration
under Section 12(g) of the Securities Exchange Act of 1934
or Suspension of Duty to File Reports Under Sections 13 and 15(d)
of the Securities and Exchange Act of 1934

COMMISSION FILE NO.: 001-31417

HIGH COUNTRY FINANCIAL CORPORATION
(Exact name of registrant as specified in its charter)

149 JEFFERSON ROAD, BOONE, NORTH CAROLINA 28607 (828) 265-4333
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

COMMON STOCK, NO PAR VALUE
(Title of each class of securities covered by this form)

NONE
(Title of all other classes of securities for which a duty
to file reports under Section 13(a) or 15(d) remains)

Rule 12g-4(a)(1)(i) relied upon to terminate the duty to file reports.

Approximate number of holders of record as of the certification or notice date:
NONE.
THE REGISTRANT WAS MERGED INTO
YADKIN VALLEY BANK AND TRUST COMPANY, ELKIN, NORTH CAROLINA
EFFECTIVE JANUARY 1, 2004.

Pursuant to the requirements of the Securities Exchange Act of 1934, Yadkin Valley Bank and Trust Company, as successor by merger to High Country Financial Corporation has caused this certification/notice to be signed on behalf of the Registrant by the undersigned duly authorized person.

YADKIN VALLEY BANK AND TRUST COMPANY

By:	/s/ Edwin E. Laws

Edwin E. Laws
Vice President and Chief Financial Officer January 8, 2004